Exhibit 99.6

CONSENT OF E. CINTRA

                I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The updated estimates of mineral reserves and/or resources for the Chapada property, the Sao Franciso Project, the Fazenda Brasiliero property, the Fazenda Nova Mine and the Pindobacu Deposit;

2.               The review of resources at the Ernesto property; and

3.               The annual information form of the Company dated March 20, 2007, which includes reference to my name in connection with information relating to the updated estimates of mineral reserves and mineral resources disclosed under “Narrative Description of the Business—Mineral Projects and “- Other Mineral Projects.”

March 30, 2007

/s/ E. Cintra
E. Cintra